SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                            Certificate is filed by:
                         MYR Group, Inc. (the "Company")
                        1701 West Golf Road, Suite 1102,
                            Rolling Meadows, IL 60008

      Filed by a registered holding company or subsidiary thereof pursuant to Rule 20-(d) or 47 adopted under the Public Utility Holding Company Act of 1935.


      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.


      1.    Type of security or securities:  n/a

      2.    Issue, renewal or guaranty: Guaranty

      3.    Principal amount of each security: n/a

      4.    Rate of interest per annum of each security: n/a

      5.    Date of issue, renewal or guaranty of each security:
            September 11, 2000

      6.    If renewal of security, give date of original issue: n/a

      7.    Date of maturity of each security: n/a

      8. Name of the person to whom each security was issued, renewed or guaranteed:

                  The CIT Group/Equipment Financing, Inc.

      9.    Collateral given with each security, if any:  none

      10. Consideration received for each security: The extension of credit by The CIT Group/Equipment Financing, Inc. to Sturgeon Electric Company, Inc. ("Sturgeon"), a wholly-owned subsidiary of the



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            Company,  which related to purchases  and/or leases of  construction equipment used by Sturgeon in the ordinary course of its business.

      11.   Application of proceeds of each security: See answer to No. 10.

      12. Indicate by an "X" after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

      a.    the provisions contained in the first sentence of Section 6(b):  _
      b.    the provisions contained in the fourth sentence of Section 6(b):  _
      c.    the provisions contained in any rule of the Commission other than Rule 48:  X
                           -

      13.   If the security or  securities  were exempt from the  provisions  of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding:

      14.   If the  security or  securities  are exempt from the  provisions  of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

      15.   If the  security or  securities  are exempt from the  provisions  of
            Section 6(a) because of any rule of the Commission other than Rule 48, designate the rule under which exemption is claimed: Rule 52.





Date:  October 26, 2000            MYR Group, Inc.



                                    By:  /s/ William A. Koertner
                                       ------------------------------
                                       Name:  William A. Koertner
                                       Title: Senior Vice President,
                                              Chief Financial Officer
                                              and Treasurer